SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, November 8, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported its financial results for the third quarter ended September 30, 2018.

GAFISA  ANNOUNCES
3Q18 RESULTS

Conference Call
November 9, 2018

► 11:00 a.m.  Brasília time

In Portuguese

+55 (11) 3127-4971 / 3728-5971 (Brazil)

Code: Gafisa

► 8:30 a.m. US EST

In English

(simultaneous translation from Portuguese)

+1 516 300-1066  (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3127-4999

Portuguese: 35492815

English: 40262218

Shares

GFSA3 – B³

GFA – NYSE

Total outstanding shares: 44,757,914¹

Average Daily Traded Volume (3Q18):

R$11.9 million

¹including 871,664 treasury shares

As management was elected on 09/28/18, it is therefore not liable for 3Q18 operations and  results, and hereby releases its first report.

Firstly, over the past 40 days, our priority was to cut costs, processes and contracts, and optimize our structure. Specifically, we reduced our workforce by 50%, which will amount to R$36 million/year savings, which includes the Rio de Janeiro branch shutdown. From now on, we will concentrate our efforts solely on the region of São Paulo, Brazil’s largest market.

In addition, we proposed to our shareholders to transfer the Company's headquarters from São Paulo to São Caetano do Sul, at Gafisa’s owned property, which, besides sheltering our operations, will save R$4.7 million/year on office lease costs.

In addition to our focus on cost-cutting initiatives, the new management is pursuing innovation to Gafisa’s business model, highlighting as short-term actions: (i) the launch of Gafisa Serviços (Gafisa Services), which offers post-warranty services, house-up (customization of unit to be delivered according to customer’s needs) and rental of residential and commercial units, owned and third-party units, and (ii) the setup of an Innovation Committee, headed by Mr. Pedro Carvalho de Melo, one of our independent board members, and comprised of other four executives of the Company, representing the areas of building sites, new business, and sales. Mr. Melo is the academic coordinator of FGV/IDE's international programs and the chairman of Gafisa’s Audit Committee.

For the fourth quarter, we have already directed our efforts toward selling existing inventory. As to launches, new management will prioritize more profitable projects with higher market acceptance.

To subpsort the Company’s recovery in the upcoming years, we are analyzing funding alternatives.

Over the next few months, we will be working on the Business Plan for the next two years, which will be released to the market in due course. Our objective is to continue adjusting the Company's business model, driving solid performance which creates value for shareholders and stakeholders.

Ana Recart

CEO, CFO and Investor Relations Officer

1

 MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Launches	71,144	399,875	-82.2%	463,841	-84.7%	609,734	463,841	31.5%
Gross Sales	188,125	405,858	-53.6%	438,429	-57.1%	887,443	914,834	-3.0%
Cancellations	(51,661)	(59,912)	-13.8%	(84,390)	-47.3%	(169,276)	(316,251)	-46.5%
Pre-Sales	136,464	345,946	-60.6%	354,039	-61.5%	718,167	598,583	20.0%
Net Sales over Subpsly (SoS)	9.4%	19.9%	-10.5 bps	18.3%	-8.9 bps	35.3%	27.5%	7.8 bps
Delivery PSV	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%
Inventories	1,318,698	1,395,626	-5.5%	1,581,402	-16.6%	1,318,698	1,581,402	-16.6%

Table 2 – Financial Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Adjusted Gross Profit	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin [1]	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps
Adjusted EBITDA	20,535	29,164	-29.6%	(44,199)	-146.5%	52,942	(156,582)	-133.8%
Adjusted EBITDA Margin²	8.1%	9.6%	-1.5 bps	-27.6%	35.7 bps	6.9%	-35.3%	42.2 bps
Net Income	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(485,417)	-74.8%
Backlog Revenues	587,344	701,634	-16.3%	630,168	-6.8%	587,344	630,168	-6.8%
Backlog Results ³	215,778	262,828	-17.9%	220,174	-2.0%	215,778	220,174	-2.0%
Backlog Results Margin ³ [5]	36.7%	37.5%	-0.8 bps	34.9%	1.8 bps	36.7%	34.9%	1.8 bps
Net Debt	765,898	751,873	1.9%	1,063,274	-28.0%	765,898	1,063,274	-28.0%
Cash and Cash Equivalents [4]	194,446	212,897	-8.7%	155,998	24.6%	194,446	155,998	24.6%
Equity + Minority Shareholders	871,955	908,570	-4.0%	1,221,093	-28.6%	871,955	1,221,093	-28.6%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	22.7%	17.3%	5.4 bps	12.7%	10.0 bps	22.7%	12.7%	10.0 bps

¹ Adjusted by capitalized interests;

² Adjusted by stock option plan expenses (non-cash), minority shareholders;

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent

2

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Launches	71,144	399,875	-82.2%	463,841	-84.7%	609,734	463,841	31.5%
Gross Sales	188,125	405,858	-53.6%	438,429	-57.1%	887,443	914,834	-3.0%
Cancellations	(51,661)	(59,912)	-13.8%	(84,390)	-47.3%	(169,276)	(316,251)	-46.5%
Pre-Sales	136,464	345,946	-60.6%	354,039	-61.5%	718,167	598,583	20.0%
Sales over Subpsly (SoS)	9.4%	19.9%	-10.5 bps	18.3%	-8.9 bps	35.3%	27.5%	7.8 bps
Delivery PSV	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%

Launches

The Company launched one project in the quarter, the Vision Pinheiros, in the city of São Paulo, with total PSV of R$71.1 million. Launch volume in 9M18 reached R$609.7 million, 31.5% higher than the same period last year.

*It considers 9M18

Table 4 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
Upside Paraíso	São Paulo/SP	2Q18	147,949
Belvedere Lorian	Osasco/SP	2Q18	165,130
MOOV Belém	São Paulo/SP	2Q18	86,797
Vision Pinheiros	São Paulo/SP	3Q18	71,144
TOTAL			609,734

3

Sales

In 3Q18, gross sales totaled R$188.1 million. Lower sales volume in the period, versus 2Q18 and 3Q17, is due to: (i) heightened political uncertainty, which resulted in an economic slowdown and drop in consumer confidence and (ii) lower volume of launches in the period. It is also worth mentioning that the Vision Pinheiros project was launched on September 29, last weekend of September, with many in-progress sales negotiations that will be included in fourth quarter results. In 9M18, gross sales totaled R$887.4 million versus R$914.5 million in 9M17.

Cancellations came to R$51.7 million in 3Q18, 13.8% lower than in 2Q18, and a sharp drop of 47.3% compared to 3Q17, despite a significant volume of projects delivered in the quarter. Cancellations performance year to date also reflects this downward trend, reaching R$169.3 million in 9M18. The average monthly Cancellations decreased from R$35.1 million in 9M17 to R$18.8 million in 9M18.

The net pre-sales totaled R$136.5 million in 3Q18. In 9M18, net pre-sales came to R$718.2 million, 20% higher than in 9M17.

Cancellations (R$ million)

106
100
118
114
84
95
58
59
52
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
2016: R$508 MM
2017: R$412 MM
2018*: R$169 MM

*It considers 9M18

Net Sales Breakdown 9M18 (%)

49.1%
50.9%
Launches 9M18
Inventory

Net Pre-sales (R$ million)

258
356
117
127
354
122
236
346
136
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
2016: R$811 MM
2017: R$720 MM
2018*: R$718 MM

*It considers 9M18

4

Sales Over Subpsly (SoS)

Quarterly SoS was 9.4%. The 10.5 bps reduction vs. 2Q18 and 8.9 bps compared to 3Q17 were due to the lower volume of launches in the period. SoS of launches in general is higher than inventories SoS. In the last 12 months, SoS was 39%, in line with 3Q17.

Inventory (Property for Sale)

Inventory at market value was R$1,318.7 million in 3Q18, down 5.5% quarter-over-quarter. Year-over-year the reduction was 16.6%.

Table 5 – Inventory at Market Value 3Q18 x 2Q18 (R$ 000)

	Inventories EoP 2Q18	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 3Q18	Q/Q(%)
São Paulo	1,148,760	71,144	35,557	(160,909)	(2,739)	1,091,812	-5.0%
Rio de Janeiro	191,798	-	13,522	(19,677)	(9,047)	176,596	-7.9%
Other Markets	55,068	-	2,583	(7,539)	178	50,290	-8.7%
Total	1,395,626	71,144	51,661	(188,125)	(11,608)	1,318,698	-5.5%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

The inventory turnover at the end of 3Q18 was 19 months, in line with 3Q17.

5

The inventory of finished units fell from R$499.8 million (35.8% of total inventory) in 2Q18 to R$434.2 million in 3Q18 (32.9% of total).

From the total finished units, 47.6% are commercial projects. This percentage is due to lower sales speed in this segment, which has lower liquidity.

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q18
São Paulo	196,458	80,553	364,214	219,628	230,959	1,091,812
Rio de Janeiro	-	-	-	5,188	171,408	176,596
Other Markets	-	-	18,478	-	31,812	50,290
Total	196,458	80,553	382,692	224,815	434,180	1,318,698

Delivered Projects and Transfer

The Company delivered three projects with total PSV of R$346.0 million, 15.0% higher than in 3Q17. As of September 30, 2018, Gafisa was managing the construction of 19 projects, all of which are on schedule.

Over the past few years, the Company has been taking steps to improve the receivables/transfer process, aiming at maximizing the return rates on capital employed in the projects. Currently, the Company’s guideline is to conclude the transfer process of 90% of eligible units within 90 days after project delivery.

PSV transferred in 3Q18 climbed 69.8% to R$238.6 million quarter-over-quarter and 90.0% year-over-year, bolstered by an increase in PSV of projects delivered in the period. In 9M18, PSV transferred came to R$438.1 million, 19.6% higher than in 9M17, due to a lower PSV volume of deliveries this year.

Table 7 – Transfer

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
PSV Transferred ¹	238,644	140,505	69.8%	125,609	90.0%	438,147	366,392	19.6%
Delivered Projects	3	5	-40.0%	1	200.0%	8	8	0.0%
Delivery Units	780	1,025	-23.9%	296	163.5%	1,805	1,890	-4.5%
Delivered PSV ²	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%

¹ PSV transferred refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.9 billion, represents 33 potential projects/phases which have been revised by the new management.

Aproximately 58.3% of land was acquired through swaps in the quarter. In 3Q18, Gafisa acquired three new land areas in its strategic market (São Paulo), with potential PSV of R$324.4 million. The physical swap of these land acquisitions accounted for 79% of total purchase.

6

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,645,527	55.5%	51.2%	4.3%	5,804	6,470
Rio de Janeiro	1,273,603	62.5%	62.5%	0.0%	1,712	1,712
Total	3,919,130	58.3%	55.7%	2.6%	7,516	8,182

¹ The swap percentage is measured compared to the historical cost of land acquisition.

² Potential units are net of swaps and refer to Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (3Q18 x 2Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,386,018	324,439	71,144	-	6,214	2,645,527
Rio de Janeiro	1,353,466	-	-	79,863	-	1,273,603
Total	3,739,484	324,439	71,144	79,863	6,214	3,919,130

FINANCIAL RESULTS

Revenue

Net revenues increased to R$252.3 million in 3Q18, up by 57.4% from 3Q17.The revenue contribution from projects launched from 2016 to 2017 were boosted by higher work evolution in the period. The MOOV Belém and Upside Pinheiros projects launched in 2Q18 contributed R$78 million revenue in the quarter.

Table 10 – Revenue Recognition (R$ 000)

	3Q18				3Q17
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	26,109	19.1%	81,694	32.4%	-	0.0%	-	0.0%
2017	27,290	20.0%	52,958	21.0%	224,814	63.5%	-	0.0%
2016	29,067	21.3%	83,723	33.2%	27,258	7.7%	19,555	12.2%
2015	35,017	25.7%	44,362	17.6%	40,346	11.4%	73,627	45.9%
<2014	18,981	13.9%	(10,431)	-4.1%	61,620	17.4%	67,143	41.9%
Total	136,464	100%	252,307	100.0%	354,039	100%	160,324	100.0%
SP + RJ	131,507	96.4%	253,513	100.5%	349,248	98.6%	160,757	100.3%
Other Markets	4,956	3.6%	(23,735)	-9.4%	4,791	1.4%	(433)	-0.3%

Gross Profit & Margin

Gafisa’s adjusted gross profit totaled R$80.3 million in 3Q18, 329.9% higher than in 3Q17, due to sales of projects with better margins. In 9M18, such growth was 369.7% higher than in 9M17, totaling R$243.8 million.

Adjusted gross margin in 3Q18 was 31.8%, 2,018 bps higher than in 3Q17. This margin gain is also reflected in the year-over-year comparison, 31.7% in 9M18.

7

Table 11 – Gross Margin (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Gross Profit	48,746	72,824	-33.1%	(7,631)	738.8%	144,432	(39,201)	468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
(-) Financial Costs	31,584	31,542	0.1%	26,317	20.0%	99,397	91,117	9.1%
Adjusted Gross Profit [1]	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin [1]	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps

¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

General and administrative expenses totaled R$22.3 million in 3Q18, 7.0% higher than in 2Q18. This increase is mainly due to a provision for severance pay to the former executive board in September 2018. However, in 9M18, we saw a 9.8% decrease, in line with cost-saving measures.

In 3Q18, selling expenses were 26.5% and 9.9% lower than in 2Q18 and 3Q17, respectively, due to lower commission and launch expenses in the period. By contrast, in the 9M18 vs 9M17 comparison, higher volume of launches increased selling expenses by 15.6% to R$73.0 million.

Therefore, selling, general and administrative expenses came to R$43.0 million in 3Q18 and R$134.9 million in 9M18.

Table 12 – SG&A Expenses (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Selling Expenses	(20,653)	(28,110)	-26.5%	(22,929)	-9.9%	(73,042)	(63,169)	15.6%
G&A Expenses	(22,300)	(20,845)	7.0%	(21,441)	4.0%	(61,841)	(68,548)	-9.8%
Total SG&A Expenses	(42,953)	(48,955)	-12.3%	(44,370)	-3.2%	(134,883)	(131,717)	2.4%

In 3Q18, other operating revenues/expenses totaled R$17.6 million, in line with 2Q18. The year-over-increase is mainly due to higher litigation expenses. In 9M18, however, other operating revenues/expenses came in 22.5% lower than in 9M17.

Table 13 – Other Operating Revenues/Expenses (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Litigation Expenses	(17,241)	(15,747)	9.5%	(14,654)	17.7%	(44,764)	(61,431)	-27.1%
Others	(337)	(1,972)	-82.9%	4,625	-107.3%	(2,738)	127	-2255.9%
Total	(17,578)	(17,719)	-0.8%	(10,029)	75.3%	(47,502)	(61,304)	-22.5%

8

Adjusted EBITDA

Adjusted EBITDA totaled R$20.5 million in 3Q18 and R$52.9 million in 9M18, 133.8% higher than in 9M17.

Table 14 – Adjusted EBITDA (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Income	(37,225)	(29,359)	26.8%	(157,841)	76.4%	(122,509)	(387,242)	-68.4%
Discontinued Operation Result [1]	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Adjusted Net Income[1]	(37,225)	(29,359)	26.8%	(157,841)	76.4%	(122,509)	(485,417)	74.8%
(+) Financial Results	19,179	19,082	0.5%	21,069	-9.0%	58,211	83,019	-29.9%
(+) Income Taxes	670	1,432	-53.2%	(622)	207.6%	2,333	1,673	39.5%
(+) Depreciation and Amortization	6,393	5,140	24.4%	8,379	-23.7%	15,518	25,962	-40.2%
(+) Capitalized Interest	31,584	31,542	0.1%	26,317	20.0%	99,397	91,117	9.1%
(+) Expenses w Stock Option Plan	634	1,369	-53.7%	1,194	-46.9%	1,912	2,898	-34.0%
(+) Minority Shareholders	(700)	(42)	1566.7%	(66)	959.1%	(1,920)	(120)	1500.0%
(+) AUSA Income Effect Adjusted	-	-	0.0%	57,371	-100.0%	-	124,286	-100.0%
Adjusted EBITDA[1]	20,535	29,164	-29.6%	(44,199)	146.5%	52,942	(156,582)	133.8%

      ¹ Sale of Tenda shares.

Financial Result

In 3Q18, financial result totaled a R$19.2 million expense, in line with 2Q18. When compared to 3Q17, financial result dropped 9% due to debt reduction. In 9M18, financial result was an expense of R$58.2 million, 29.9% lower than the same period last year.

Net Income

In 3Q18, the Company posted a net loss of R$37.2 million, compared to a net loss of R$29.4 million in 2Q18 and R$100.5 million in 3Q17. For 9M18, net loss totaled R$122.5 million versus a net loss of R$361.1 million in 9M17.

Table 15 – Net Result (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Gross Profit	48,746	72,824	-33.1%	(7,631)	-738.8%	144,432	(39,201)	-468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
Adjusted Gross Profit [1]	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps
Adjusted EBITDA [2]	20,535	29,164	-29.6%	(44,199)	-146.5%	52,942	(156,582)	-133.8%
Adjusted EBITDA Margin	8.1%	9.6%	-1.5 bps	-27.6%	35.7 bps	6.9%	-35.3%	42.2 bps
Income from Discontinued Operations [3]	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Adjusted Net Income [4]	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(485,417)	-74.8%
( - ) Equity income from Alphaville	-	-	0.0%	(57,371)	-100.0%	-	(124,286)	-100.0%
Adjusted Net Result (ex-AUSA)	(37,225)	(29,359)	26.8%	(100,470)	-62.9%	(122,509)	(361,131)	-66.1%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4 Adjusted by item 3.

9

Backlog of Revenues and Results

The balance of backlog revenues  totaled R$215.8 million in 3Q18, 17.9% lower than in 2Q18 and 2.0% lower year-over-year, both mainly due to revenue recognition of MOOV Belém and Upside Paraíso projects in the quarter.

Table 16 – Backlog Results (REF) (R$ 000)

	3Q18	2Q18	Q/Q(%)	3Q17	Y/Y(%)
Backlog Revenues	587,344	701,634	-16.3%	630,168	-6.8%
Backlog Costs (units sold)	(371,566)	(438,806)	-15.3%	(409,994)	-9.4%
Backlog Results	215,778	262,828	-17.9%	220,174	-2.0%
Backlog Margin	36.7%	37.5%	-0.8 bps	34.9%	1.8 bps

Note: Backlog  results  net    of  PIS/COFINS  taxes (3.65%)  and  excluding  the  impact  of  PVA (Present Value Adjustment) method  according  to  Law No.  11.638.

Backlog results comprise the projects restricted by condition precedent.

10

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On September 30, 2018, cash and cash equivalents and marketable securities totaled R$194.4 million.

Receivables

At the end of 3Q18, total accounts receivables totaled R$1.4 billion, down 6.2% and 2.0% versus 2Q18 and 3Q17, respectively. Of this amount, R$783.5 million was already recognized on the balance sheet and $285.6 million is expected to be received in 2018.

Table 17 – Total Receivables (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)
Receivables from developments (off balance sheet)	609,594	728,214	-16.3%	654,040	-6.8%
Receivables from PoC- ST (on balance sheet)	569,166	562,072	1.3%	570,303	-0.2%
Receivables from PoC- LT (on balance sheet)	214,405	195,199	9.8%	197,407	8.6%
Total	1,393,165	1,485,485	-6.2%	1,421,750	-2.0%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	783,571	285,602	312,306	114,576	65,019	6,068

Cash Generation

Cash generation was negative R$14.0 million in 3Q18. Excluding land payment expenses in the period of R$26.1 million, cash generation would have totaled R$12.1 million.

Table 19 –Cash Generation (R$ 000)

	2Q18	3Q18
Availabilities [1]	212,897	194,445
Change in Availabilities (1)	7,959	-18,452
Total Debt + Investor Obligations	964,770	960,344
Change in Total Debt + Investor Obligations (2)	-18,698	-4,426
Capital Increase (3)	-	-
Cash Generation in the period (1) - (2) - (3)	26,657	-14,026
Final Accumulated Cash Generation	-45,203	-59,229

                                                        ¹ Cash and cash equivalents. and marketable securities.

11

Liquidity

In 3Q18, net debt reached R$765.9 million, down 28.0% year-over-year. The Company’s Net Debt/Shareholders’ Equity ratio at the end of 3Q18 was 87.8%.

Table 20 – Debt and Investor Obligations (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	0.0%	154,830	-100.0%
Debentures – Working Capital (B)	281,325	223,663	25.8%	127,424	120.8%
Project Financing SFH – (C)	567,696	594,917	-4.6%	753,639	-24.7%
Working Capital (D)	111,323	146,190	-23.9%	183,379	-39.3%
Total Debt (A)+(B)+(C)+(D) = (E)	960,344	964,770	-0.5%	1,219,272	-21.2%
Cash and Availabilities¹ (F)	194,446	212,897	-8.7%	155,998	24.6%
Net Debt (E)-(F) = (G)	765,898	751,873	1.9%	1,063,274	-28.0%
Equity + Minority Shareholders (H)	871,955	908,570	-4.0%	1,221,093	-28.6%
(Net Debt) / (Equity) (G)/(H) = (I)	87.8%	82.8%	4.9 bps	87.1%	0.7 bps
(Net Debt – Proj. Fin.) / Equity (G)- ((A)+(C))/(H) = (J)	22.7%	17.3%	5.4 bps	12.7%	10.0 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 3Q18 with R$201.4 million of total short-term indebtedness, 21.0% of total debt versus 51.5% at the end of 3Q17. On September 30, 2018, the consolidated average cost of debt stood at 11.46% p.a. or 175.2% of CDI.

                                                    Table 21 – Debt Maturity

(R$ thousands)	Average Cost (p.a.)	Total	Up to Sep/19	Up to Sep/20	Up to Sep/21	Up to Sep/22
Debentures – Working Capital (A)	CDI + 3% / IPCA + 8.37% / CDI + 5.25% / CDI + 3.75%	281,325	31,196	182,211	57,977	9,941
Project Financing (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	567,696	169,987	285,261	112,448	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	111,323	184	37,364	73,775	-
Total Debt (A)+(B)+(C) = (D)		960,344	201,367	504,836	244,200	9,941
% of Total Maturity per period			21.0%	52.6%	25.4%	1.0%
Project debt maturing as % of total debt (B)/ (D)			84.4%	56.5%	46.0%	0.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (D)			15.6%	43.5%	54.0%	100.0%
Ratio Corporate Debt / Mortgage	40.9% / 59.1%

12

SUBSEQUENT EVENTS

Extraordinary Shareholders’ Meeting Call Notice

Headquarters relocation

On October 04, 2018, Gafisa called for an Extraordinary Shareholders’ Meeting (ESM) to resolve on the headquarters relocation from Avenida das Nações Unidas, 8,501, 19o andar, in the City and State of São Paulo, CEP: 05425-070, to Alameda Caulim, 115, in the city of São Caetano do Sul, State of São Paulo, CEP: 09531-195, and accordingly, amend Article 2 of the Company's Bylaws.

Election of Fiscal Council’s Members

On October 30, 2018, Gafisa called for an Extraordinary Shareholders’ Meeting (ESM) to resolve on the election of new members to the Company’s Fiscal Council.

Ratings Review

S&P Global Ratings downgraded Gafisa’s rating from ‘brBBB’ to ‘brBB-’ with Gafisa under negative CreditWatch after suspending payment to its subpsliers. The downgrade was due to the Company's announcement  of temporary suspension of payments to subpsliers, aiming at reassessing its strategies; the ratings agency believes this impacts the Company’s reputation, as it reflects a weakened status of is liquidity and intensifies risks of refinancing.

The Company’s management clarifies that this suspension was temporary and to reassess internal strategies, and informs that payment to its subpsliers and contractors have resumed and remain on schedule as previously indicated.

Share Buyback Program

On September 28, the Company abpsroved the commencement of its Share Buyback Program. Shares acquired will be held in treasury, and may be subsequently cancelled, sold and/or used, observing the limit of up to 3,516,970 common shares. The maximum term to acquire the Company’s shares shall be twelve (12) months, beginning on October 1st, 2018 and ending on October 1st, 2019.

From October 01 to 24, 2018, considering the blackout period starting on October 25, 2018, the Company acquired 3,161,300 shares within the Share Buyback Program.

13

São Paulo, November 8, 2018.

Alphaville Urbanismo SA released its results for the third quarter of 2018.

Financial Results

In 3Q18, net revenue came in at negative R$4 million and net loss totaled R$243 million.

	3Q18	3T17	9M18	9M17	3Q18 vs. 3Q17	9M18 vs. 9M17
Net revenue	-4	41	101	153	-111%	-34%
Net income	-243	-191	-533	-414	n.a	n.a

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

14

Consolidated Income Statement

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Operating Costs	(203,560)	(229,447)	-11.3%	(167,956)	21.2%	(623,542)	(483,318)	29.0%
Gross Profit	48,746	72,824	-33.1%	(7,631)	-738.8%	144,432	(39,201)	-468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
Operating Expenses	(66,822)	(81,711)	-18.2%	(129,829)	-48.5%	(208,317)	(361,644)	42.4%
Selling Expenses	(20,653)	(28,110)	-26.5%	(22,929)	-9.9%	(73,042)	(63,169)	15,6%
General and Administrative Expenses	(22,300)	(20,845)	7.0%	(21,441)	4.0%	(61,841)	(68,548)	-9.8%
Other Operating Revenue/Expenses	(17,578)	(17,719)	-0.8%	(10,029)	75.3%	(47,502)	(61,304)	22.5%
Depreciation and Amortization	(6,393)	(5,140)	24.4%	(8,379)	-23.7%	(15,518)	(25,962)	40.2%
Equity Income	102	(9,897)	-101.0%	(67,051)	-100.2%	(10,414)	(142,661)	92.7%
Operational Result	(18,076)	(8,887)	103.4%	(137,460)	-86.8%	(63,885)	(400,845)	-84.1%
Financial Income	6,130	3,737	64,0%	6,604	-7.2%	15,211	23,680	-35.8%
Financial Expenses	(25,309)	(22,819)	10,9%	(27,673)	-8.5%	(73,422)	(106,699)	-31.2%
Income Tax and Social Contribution	(37,255)	(27,969)	33.2%	(158,529)	-76.5%	(122,096)	(483,864)	-74.8%
Income Tax and Social Contribution	(670)	(1,432)	-53.2%	622	-207.7%	(2,334)	(1,673)	39.5%
Net Income After Taxes on Income	(37,925)	(29,401)	29.0%	(157,907)	-76.0%	(124,430)	(485,537)	-74.4%
Continued Op, Net Income	(37,925)	(29,401)	29.0%	(157,907)	-76.0%	(124,430)	(485,537)	-74.4%
Discontinued Op, Net Income	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Minority Shareholders	(700)	(42)	1566.7%	(66)	960.6%	(1,921)	(120)	1500.8%
Net Income	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(387,242)	-68.4%

15

Consolidated Balance Sheet

	3Q18	2Q18	Q/Q(%)	3Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	7,931	14,161	-44%	26,626	-70.2%
Securities	186,515	198,736	-6%	129,372	44.2%
Receivables from clients	569,166	562,072	1%	570,303	-0.2%
Properties for sale	858,726	777,405	10%	987,657	-13.1%
Other accounts receivable	104,116	104,086	0%	122,968	-15.3%
Prepaid expenses and other	3,184	4,125	-22.8%	5,526	-42.4%
Land for sale	34,212	34,212	0.0%	3,270	946.2%
Subtotal	1,763,850	1,694,797	4.1%	1,845,722	-4.4%

Long-term Assets
Receivables from clients	214,405	195,199	9.8%	197,407	8.6%
Properties for sale	263,937	370,192	-28.7%	475,700	-44.5%
Other	116,874	114,656	1.9%	193,076	-39.5%
Subtotal	595,216	680,047	-12.5%	866,183	-31.3%
Intangible. Property and Equipment	43,047	41,011	5.0%	44,613	-3.5%
Investments	465,438	466,987	-0.3%	665,813	-30.1%

Total Assets	2,867,551	2,882,842	-0.5%	3,422,331	-16.2%

Current Liabilities
Loans and financing	170,171	255,144	-33.3%	354,592	-52.0%
Debentures	31,196	21,875	42.6%	238,671	-86.9%
Obligations for purchase of land advances from customers	145,468	148,536	-2.1%	170,680	-14.8%
Material and service subpsliers	106,363	94,632	12.4%	89,975	18.2%
Taxes and contributions	56,822	55,554	2.3%	50,412	12.7%
Other	297,503	298,213	-0.2%	335,353	-11.3%
Subtotal	807,523	873,954	-7.6%	1,239,683	-34.9%

Long-term liabilities
Loans and financings	508,848	485,963	4.7%	582,426	-12.6%
Debentures	250,129	201,788	24.0%	43,583	473.9%
Obligations for Purchase of Land and advances from customers	207,765	182,723	13.7%	98,117	111.8%
Deferred taxes	74,473	74,473	0.0%	100,405	-25.8%
Provision for Contingencies	98,557	90,516	8.9%	72,381	36.2%
Other	48,301	64,855	-25.5%	64,643	-25.3%
Subtotal	1,188,073	1,100,318	8.0%	961,555	23.6%

Shareholders’ Equity
Shareholders’ Equity	870,252	905,948	-3.9%	1,217,086	-28.5%
Minority Interest	1,703	2,622	-35.0%	4,007	-57.5%
Subtotal	871,955	908,570	-4.0%	1,221,093	-28.6%
Total liabilities and Shareholders’ Equity	2,867,551	2,882,842	-0.5%	3,422,331	-16.2%

16

Consolidated Cash Flow

	3Q18	3Q17	9M18	9M17
Net Income (Loss) before taxes	(37,255)	(158,533)	(122,096)	(483,864)
Expenses/revenues that does not impact working capital	(5,810)	102,356	(23,707)	287,718
Depreciation and amortization	6,393	8,379	15,518	25,962
Impairment	(14,232)	-	(39,469)	(11,141)
Expense with stock option plan	634	1,195	1,912	2,898
Unrealized interest and fees. net	2,885	4,240	10,229	46,975
Equity Income	(102)	67,051	10,414	142,661
Provision for guarantee	(363)	(4,124)	(3,656)	(7,439)
Provision for contingencies	(17,931)	14,654	44,764	61,431
Profit Sharing provision	1,291	1,037	3,795	9,394
Provision (reversal) for doubtful accounts	(7,884)	10,068	(19,037)	17,767
Gain / Loss of financial instruments	(743)	(144)	(763)	(790)
Clients	(24,860)	22,086	(117,062)	180,528
Properties held for sale	39,166	116,052	206,932	263,519
Other accounts receivable	2,262	(9,673)	(9,364)	(9,272)
Prepaid expenses and differed sales expenses	941	377	2,351	(2,978)
Obligations on land purchase and advances from clients	21,974	2,861	44,399	(26,900)
Taxes and contributions	1,268	4,069	10,392	(1,430)
Subpsliers	11,870	10,939	8,530	10,520
Payroll. charges and provision for bonuses	2,715	(10,701)	3,080	(8,887)
Other liabilities	(20,266)	(6,419)	(63,033)	(35,393)
Related party operations	(3,985)	(13,203)	(12,442)	(22,906)
Taxes paid	(670)	622	(2,334)	(1,673)
Cash provided by/used in operating activities /discontinued operation	-	-	-	51,959
Net cash from operating activities	(1,030)	60,833	(26,940)	200,941
Investment Activities	-	-	-	-
Purchase of fixed and intangible asset	(8,429)	(7,674)	(17,943)	(18,370)
Capital contribution in subsidiaries	(1,708)	853	(3,988)	1,294
Redemption of securities. collaterals and credits	216,482	163,743	882,542	851,218
Securities abpslication and restricted lending	(204,261)	(116,521)	(950,122)	(756,944)
Cash provided by/used in investment activities / discontinued operation	-	-	-	48,663
Transaction costs from discontinued operation	-	-	-	(9,545)
Receivable of preemptive right exercise ref. Tenda	-	-	-	219,510
Net cash from investment activities	2,084	40,401	(89,511)	335,826
Funding Activities	-	-	-	-
Related party contributions	-	-	-	(1,237)
Addition of loans and financing	167,511	69,523	377,841	255,805
Amortization of loans and financing	(174,822)	(181,467)	(532,624)	(721,076)
Assignment of credit receivables. net	-	-	-	21,513
Related Parties Operations	(688)	(643)	(843)	5,625
Sale of treasury shares	715	-	715	317
Cash provided by/used in financing activities/ discontinued operation	-	-	-	24,089
Capital Increase	-	-	167	-
Subscription and payment of common shares	-	-	250,599	-
Net cash from financing activities	(7,284)	(112,587)	95,855	(414,964)
Net cash variation for sales operations	-	-	-	(124,711)
Increase (decrease) in cash and cash equivalents	(6,230)	(11,353)	(20,596)	(2,908)
Beginning of the period	14,161	37,979	28,527	29,534
End of the Period	7,931	26,626	7,931	26,626
Increase (decrease) in cash and cash equivalents	(6,230)	(11,353)	(20,596)	(2,908)

17

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago. the Company is dedicated to growth and innovation oriented to enhancing the well-being. comfort. and safety of an increasing number of households. More than 15 million square meters have been built and abpsroximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa’s brand is also one of the most respected. signifying both quality and consistency. In addition to serving the ubpser-middle and ubpser class segments through the Gafisa brand. the Company also participates through its 30% interest in Alphaville. a leading urban developer in the national development and sale of residential lots. Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil. Bolsa. Balcão (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III. which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects. estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and. as such. are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend. substantially. on changes in market conditions. government regulations. competitive pressures. the performance of the Brazilian economy and the industry. among other factors; therefore. they are subject to change without prior notice.

IR Contacts

Ana Recart

Fernanda Nogueira

Danielle Hernandes

Telephone: +55 11 3025-9242 / 9474

Email: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Máquina Cohn & Wolfe

Marilia Paiotti / Bruno Martins

Telephone: +55 11 3147-7463

Fax: +55 11 3147-7438

E-mail: gafisa@grupomaquina.com

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer